Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

Radware Ltd. Announces Second Quarter 2015 Results

* Quarterly Revenues of $56.0 Million
* Quarterly Non-GAAP EPS $0.23
* Quarterly Non-GAAP Operating Margin of 20%

TEL AVIV, ISRAEL: July 28, 2015 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers, today reported quarterly revenues of $56.0 million for the second quarter of 2015. This represents an increase of 6% compared with revenues of $53.1 million for the second quarter of 2014.

Net income on a GAAP basis for the second quarter of 2015 was $7.2 million or $0.15 per diluted share, compared with net income of $3.9 million or $0.08 per diluted share for the second quarter of 2014.

Net income on a Non-GAAP basis for the second quarter of 2015 was $10.8 million or $0.23 per diluted share, compared with net income of $8.2 million or $0.18 per diluted share for the second quarter of 2014.

At the end of the second quarter of 2015, the Company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $341 million, representing an increase in the Company's cash position of approximately $19 million in the second quarter of 2015.

“We were disappointed by our lower growth during the second quarter however,  we continued our strategic progress on all fronts” says Roy Zisapel, president and chief executive officer, Radware.” “The Cisco announced OEM agreement coupled with our existing OEM agreement with Checkpoint and our strong organic growth in our data center security business, clearly positions us for market leadership in this critical market segment. We plan to expand our security business and leverage our market position for sales and continuous profitability growth.”

During the second quarter of 2015, Radware released the following significant announcements:

•	Radware Introduces Industry’s First Hybrid Cloud Based WAF Service

•	Radware Announces New $40 Million Share Buyback Plan
•	Radware’s Attack Mitigation System Selected by Leading CDN Provider
•	Radware Provides Faster Web Page Delivery – New Image Compression Technique Helps Reduce Image Payload
•	Radware’s ADC Solution Helps China Railway Build Next Generation e-Ticketing System
•	Radware Launches New Device Fingerprinting Technology to Mitigate Malicious Bot Attacks
•	Radware to Discuss Virtualizing the Mobile Network – Panel Discussion during Light Reading’s Big Telecom Event in Chicago
•	Radware and Cisco sign OEM agreement for DDoS Mitigation

Company management will host a quarterly investor conference call at 8:30am ET on July 28, 2015. The call will focus on financial results for the quarter ending June 30, 2015 and other matters related to the Company’s business.

The conference call will be webcast on July 28, 2015 at 8:30am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the second quarter 2015 call:

Participants in the US call: Toll Free 1 (800) 230-1092
International participants call: +1 612 288-0329
Conference ID:  363922

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2015 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2014	June 30, 2015
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	44,979	28,024
Available-for-sale marketable securities	29,448	31,731
Short-term bank deposits	29,989	20,886
Trade receivables, net	25,637	23,758
Other receivables and prepaid expenses	8,107	6,939
Inventories	16,844	16,313
	155,004	127,651
Long-term investments
Available-for-sale marketable securities	114,519	97,436
Long-term bank deposits	111,754	162,533
Severance pay funds	3,040	3,067
	229,313	263,036

Property and equipment, net	20,592	23,911
Intangible assets, net	4,756	4,083
Other assets	3,234	5,285
Goodwill	30,069	30,069

Total assets	442,968	454,035

Current liabilities
Trade payables	9,817	7,314
Deferred revenues, other payables and accrued expenses	66,009	70,963
	75,826	78,277

Long-term liabilities	33,445	31,905

Shareholders’ equity
Share capital	654	660
Additional paid-in capital	294,084	307,100
Accumulated other comprehensive income	211	3,427
Treasury stock, at cost	(41,153)	(60,880)
Retained earnings	79,901	93,546
Total shareholders’ equity	333,697	343,853

Total liabilities and shareholders' equity	442,968	454,035

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2014	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	53,055	56,027	104,065	113,251
Cost of revenues	9,766	9,684	19,212	19,784
Gross profit	43,289	46,343	84,853	93,467
Operating expenses:
Research and development, net	10,972	12,239	21,530	24,190
Selling and marketing	23,092	22,082	45,504	45,662
General and administrative	5,330	4,400	10,332	8,497
Total operating expenses	39,394	38,721	77,366	78,349
Operating income	3,895	7,622	7,487	15,118
Financial income, net	1,407	1,450	2,952	2,100
Income before taxes on income	5,302	9,072	10,439	17,218
Taxes on income	(1,355)	(1,886)	(2,409)	(3,573)
Net Income	3,947	7,186	8,030	13,645

Basic net earnings per share	$0.09	$0.16	$0.18	$0.29

Weighted average number of shares used to compute basic net earnings per share	45,075,338	46,304,373	45,009,869	46,350,151

Diluted net earnings per share	$0.08	$0.15	$0.17	$0.29

Weighted average number of shares used to compute diluted net earnings per share	46,750,581	47,659,321	46,810,391	47.552,869

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2014	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net Income	3,947	7,186	8,030	13,645
Stock-based compensation expenses, included in:
Cost of revenues	16	35	26	69
Research and development, net	287	644	546	1,262
Selling and marketing	717	1,017	1,311	1,906
General and administrative	731	716	1,399	1,392
	1,751	2,412	3,282	4,629
Amortization of intangible assets included in:
Cost of revenues	245	294	564	607
Selling and marketing	163	28	326	66
	408	322	890	673

Exchange rate differences, net on balance sheet items included in financial income	91	(107)	(40)	525

Litigation Costs	2,031	959	3,850	1,771

Non-GAAP net income	8,228	10,772	16,012	21,243

Non-GAAP diluted net earnings per share	$0.18	$0.23	$0.34	$0.45

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,750,581	47,659,321	46,810,391	47,552,869